SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Secrurities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 2054[redacted]
USA

06013918

Date
May 22, 2006

Our contact
Marianne Bergström

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published May 15, May 17 and May 22, 2006.

Best regards,

Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
May 15, 2006	Press Release	Skanska initiates new project in Budapest - invests SEK 224 M	law and by the listing agreement with Stockholm Stock Exchange
May 17, 2006	Press release	Skanska continues expansion of new Skärholmen Centrum shopping center - contracted for third project for SEK 500 M	law and by the listing agreement with Stockholm Stock Exchange
May 22, 2006	Press release	Skanska wins maintenance and Service contract in Brazil for USD 44 M, about SEK 340 M	law and by the listing agreement with Stockholm Stock Exchange

Press Release

May 22, 2006

Skanska wins maintenance and service contract in Brazil for USD 44 M, about SEK 340 M

Skanska has received a maintenance and service contract for oil, alcohol and chemical derivatives storage tanks in Brazil. The contract is valued at USD 44 M, or about SEK 340 M, and will be included in order bookings for the second quarter.

The customer is Transpetro (Petrobras Transportes), a subsidiary of Petrobras, the state-owned Brazilian oil company that is one of Skanska's repeat customers in the energy sector in Latin America.

The two-year contract includes both inspection and implementation of necessary service and maintenance measures for a large number of storage tanks at seven different oil and gas terminals in the Sao Paulo and Minas Gerais states.

Apart from construction services for the international energy industry, operation and maintenance of oil and gas facilities are Skanska Latin America's core business.

Skanska Latin America is one of the continent's leading construction companies and one of Skanska's most profitable units. Operations focus primarily on construction, operations and services for the international energy industry. In 2005, the company had about 10,000 employees and sales of about SEK 3.6 billion.

For further information please contact:

Anna Wenner, Press Officer, Skanska AB, tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2005 totaled USD 17 billion.

SKANSKA

Press Release

May 17, 2006

Skanska continues expansion of new Skärholmen Centrum shopping center – contracted for third project for SEK 500 M

Skanska has been awarded its third contract to renovate and expand the Skärholmen Centrum shopping center outside Stockholm. The design/build contract, valued at SEK 500 M, is included in order bookings for the second quarter of 2006.

The new project involves CentrumKompaniet exercising an option from the first contract signed in 2004. Including the first two phases, Skanska's total assignment for the expansion of Skärholmen Centrum is valued at SEK 1.4 billion.

The new assignment concerns the third stage comprising about 48,000 square meters of retail, storage and public space. The previous phases comprised about 160,000 square meters. Work on the third stage begins in June 2006 and is scheduled for completion in 2008, when the new Skärholmen Centrum opens formally.

The center facility was originally built in the 1960s. The retail floor space is being increased to approximately 90,000 square meters leasable area making Skärholmen Centrum one of the largest shopping centers in the Nordic region.

The approximately 130 existing stores will retain their normal open hours during the construction period. The entire renovation project is part of the Southern Suburbs Vision, a City of Stockholm project to upgrade Stockholm's southern suburbs.

For further information please contact:

Mats Nyström, Regional Manager, Building Construction Stockholm South Region, Skanska Sweden, tel. +46 8-504 363 09 or +46 70-537 12 60
Anna Wenner, Press Officer, Skanska AB, tel. +46 8-753 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2005 totaled USD 17 billion.

SKANSKA

Press Release

May 15, 2006

Skanska initiates new project in Budapest – invests SEK 224 M

Skanska is initiating a new office project in Budapest. The investment amounts to SEK 224 M, of which SEK 177 M pertains to the first phase. The remaining amount relates to preparatory work prior to future phases, for example the garage and infrastructure.

The Nepliget office project comprises a total of about 26,000 square meters leasable area and the first phase now being started involves 10,000 square meters.

The property, which is being developed in the corridor between the airport and downtown Budapest, will be one of the city's most modern office buildings, with superior comfort and the lowest energy consumption.

Leasing activity has begun and construction starts at mid-year. Occupancy is planned for the second quarter of 2008.

To date, Skanska has developed and sold four office projects and two retail units in Budapest, totaling more than 110,000 square meters. The most recent was Light Corner, a 13,000-square-meter office project, which was sold last years fully occupied prior to completion.

Skanska Commercial Development Europe focuses on the development of commercial projects on the central European markets in Budapest, Prague, Warsaw and Wroclaw.

For further information please contact:

Fredrik Wirdenius, President, Skanska Commercial Development Europe, tel +46 70 553 80 62
Anna Wenner, Press Officer, Skanska AB, tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2005 totaled USD 17 billion.